Exhibit 99.1

Medicure Announces Departure of President and Chief Operating Officer

WINNIPEG, May 9, 2016 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company today announced that the employment agreement with President and Chief Operating Officer, Dawson Reimer, has been terminated, effective immediately.  "I and the entire Board of Directors thank Dawson for his commitment and dedication throughout his years of service with Medicure.  We wish him all the best in his new endeavours," said Dr. Albert Friesen, Board Chair and CEO of Medicure Inc.

Dr. Friesen, founder of Medicure, will, in addition to his current responsibilities, take on the role of President of the Company, while oversight of the operations function will be assumed by other members of the management team.  "Our experienced leadership team will continue to focus on the advancement of AGGRASTAT and growth of Medicure," said Dr. Friesen.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 19:00e 09-MAY-16